Exhibit 99.12

TOWER ONE WIRELESS CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the shareholders of Tower One Wireless Corp. (the “Company”) will be held at 1030 Georgia Street, 17th Floor, Vancouver, British Columbia, on Tuesday, February 5, 2019, at 11:00a.m. for the following purposes:

1.	To receive and consider the audited financial statements of the Company for the year ended December 31, 2017, together with the auditor’s report thereon;

2.	To appoint the auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

3.	To set the number of directors at (4) four and to elect the directors of the Company for the ensuing year;

4.	To approve and adopt, with or without modification, an ordinary resolution ratifying the stock option plan of the Company; and

5.	To approve the transaction of such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Shareholders of the Company are referred to the Information Circular accompanying this Notice for more detailed information with respect to the matters to be considered at the Meeting.

Shareholders unable to attend the Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Company’s transfer agent, Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, at least 48 hours (excluding Saturdays and holidays) before the time of the meeting or adjournment thereof. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 4th day of January, 2019.

ON BEHALF OF THE BOARD OF DIRECTORS

“Brian Gusko”
Brian Gusko
Chair of the Board of Directors